Filed by CryoLife, Inc.
Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Medafor, Inc.
Commission File No. 021-39452

The language below is contained on the home page
of the "Medafor offer"
portion of CryoLife's website at
http://www.cryolife.com/medaforoffer/
and was updated on February 8, 2010.

CryoLife’s goal is to maximize the potential of Medafor’s assets, particularly HemoStase® and the product’s underlying technology, in order to deliver greater value for Medafor and CryoLife shareholders.

In pursuit of this goal, CryoLife has acquired approximately 11 percent of Medafor common stock, based on the most recent information available, from Medafor shareholders, including its founders, and is seeking to acquire full control of the company.

CryoLife has presented a compelling proposal to Medafor’s board of directors to purchase the remaining outstanding stock of Medafor for $2.00 per share in cash and CryoLife stock, and has requested that Medafor’s board enter into discussions with CryoLife about this proposal.

CryoLife has made numerous past attempts to engage with Medafor’s management and board about a potential value-creating acquisition of the company by CryoLife. To date, Medafor has summarily rejected all of these overtures and refused to negotiate with us. By providing our fellow Medafor shareholders with complete and timely information about our latest proposal, CryoLife hopes to encourage Medafor’s management and board to join CryoLife in negotiations.

To ensure proper consideration of its proposal, CryoLife has created this Web site and is encouraging Medafor shareholders to contact the Medafor board of directors to express their opinions regarding this proposal.

CryoLife encourages Medafor shareholders to review the materials on this Web site thoroughly and plans to post updated information as it becomes available.

For answers to frequently asked questions, please go here (link to FAQ section ). If your question is not addressed, please email medaforinfo@cryolife.com or contact Nina Devlin at 212-704-8145.

ADDITIONAL IMPORTANT INFORMATION
This document is provided for informational purposes only and is not an offer to purchase nor a solicitation of an offer to sell shares of Medafor or CryoLife. Subject to future developments, CryoLife may file a registration statement and/or tender offer documents and/or proxy statement with the SEC in connection with the proposed combination. Shareholders should read those filings, and any other filings made by CryoLife with the SEC in connection with the combination, as they will contain important information. Those documents, if and when filed, as well as CryoLife’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at CryoLife’s website at www.cryolife.com.